Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Fixed charges
Interest expense	$—	$—	$—	$—	$—	$—
Estimated interest portion of rent expense	188,000	898,000	1,111,000	1,298,000	1,460,000	1,599,000

Total fixed charges	$188,000	$898,000	$1,111,000	$1,298,000	$1,460,000	$1,599,000

Earnings:
Net loss from continuing operations before income taxes	$(3,821,000)	$(16,492,000)	$(31,238,000)	$(22,899,000)	$(7,283,000)	$(30,385,000)
Add: Fixed charges	188,000	898,000	1,111,000	1,298,000	1,460,000	1,599,000
Amortization of capitalized interest	—	—	—	—	—	—

Total earnings	$(3,633,000)	$(15,594,000)	$(30,127,000)	$(21,601,000)	$(5,823,000)	$(28,786,000)

Ratio of earnings to fixed charges	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preference dividends(1)	—	—	—	—	—	—

(1)	For the three months ended March 31, 2015 and the years ended December 31, 2014, 2013, 2012, 2011, and 2010, the earnings were insufficient to cover fixed charges by $3,821,000, $16,492,000, $31, 238,000, $22,899,000, $7,283,000 and 30,385,000, respectively.

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